      As filed with the Securities and Exchange Commission on June 25, 2004

                      ------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     ------

                                    FORM 11-K

(Mark One)

              [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                      For the fiscal year ended December 31, 2003

                                       or

              [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                      For the transition period from ________ to ________

                                     ------

                          Commission file number 0-6516
                                     ------

              A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         DATASCOPE CORP. 401(k) SAVINGS
                        AND SUPPLEMENTAL RETIREMENT PLAN

              B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:


                                 DATASCOPE CORP.
                               14 Philips Parkway
                           Montvale, New Jersey 07645

                              REQUIRED INFORMATION


Item 1.       See Item 4.

Item 2.       See Item 4.

Item 3.       See Item 4.

Item 4. In lieu of the requirements of Items 1-3 above, the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan (the "Plan"), which is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), hereby files financial statements and schedules for the Plan for the fiscal period ended December 31, 2003. The Plan's financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA.

                                DATASCOPE CORP.
                                401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN



===============================================================================
                                                           FINANCIAL STATEMENTS
                                                      AND SUPPLEMENTAL MATERIAL
                                                     DECEMBER 31, 2003 AND 2002

                                DATASCOPE CORP.
                                401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN


                                                                       CONTENTS

===============================================================================

    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                   1

    FINANCIAL STATEMENTS:
       Statements of net assets available for plan benefits as of
         December 31, 2003 and 2002                                           2
       Statement of changes in net assets available for plan
         benefits for the year ended December 31, 2003                        3
       Notes to financial statements                                        4-9
    SUPPLEMENTAL MATERIAL:
       Schedule H, Line 4i - Schedule of assets held for investment
         purposes at end of year                                             10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Plan Administrator
Datascope Corp. 401(k) Savings and Supplemental Retirement Plan
14 Philips Parkway
Montvale, NJ 07465

We have audited the accompanying statement of net assets available for plan benefits of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan as of December 31, 2003 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan as of December 31, 2002, were audited by other auditors whose report dated June 9, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan as of December 31, 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets held for investment purposes at end of year as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


BDO Seidman, LLP

90 Woodbridge Center Drive
Woodbridge, NJ



June 15, 2004

                                DATASCOPE CORP.
                                401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN


                           STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


===============================================================================

 December 31,                                        2003               2002
 ------------------------------------------------------------------------------
 ASSETS:
   Investments, at fair value                    $46,331,628        $33,711,527
   Investments, at contract value                 14,958,982         14,787,753
   Participants' contributions receivable            310,982            286,288
   Employer's contributions receivable               191,365            183,192
   Loan repayments                                    48,964             48,336
   Loans to participants                           1,376,652          1,499,884
 ------------------------------------------------------------------------------
              TOTAL ASSETS                        63,218,573         50,516,980
  -----------------------------------------------------------------------------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS          $63,218,573        $50,516,980
 ==============================================================================

                                See accompanying notes to financial statements.

                                DATASCOPE CORP.
                                401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN


                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

===============================================================================

 Year ended December 31,                                                2003
 ------------------------------------------------------------------------------
 ADDITIONS:
   Net appreciation in fair value of investments                   $  8,852,366
   Interest and dividend income                                       1,174,690
   Participant contributions                                          5,666,832
   Employer contributions                                             1,724,288
   Employee rollover contributions                                      396,519
 ------------------------------------------------------------------------------
              TOTAL ADDITIONS                                        17,814,695
 ------------------------------------------------------------------------------
 DEDUCTIONS:
   Benefits paid to participants                                     (5,074,094)
   Administrative expenses                                              (39,008)
 ------------------------------------------------------------------------------
              TOTAL DEDUCTIONS                                       (5,113,102)
 ------------------------------------------------------------------------------
 NET INCREASE                                                        12,701,593
 ------------------------------------------------------------------------------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS, BEGINNING OF YEAR           50,516,980
 ------------------------------------------------------------------------------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS, END OF YEAR                $63,218,573
 ==============================================================================

                                See accompanying notes to financial statements.

                                DATASCOPE CORP.
                                401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN


                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================

   1. DESCRIPTION OF PLAN      The following description of the Datascope Corp.
                               401(k) Savings and Supplemental Retirement Plan
                               (the "Plan") provides only general information.
                               Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

                               GENERAL

                               The Plan is a defined contribution plan that covers all eligible employees. The Plan was established by Datascope Corp. (the "Company") to provide retirement income to its employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                               ELIGIBILITY

                               Each employee of the Company who is classified as a full-time employee shall be eligible to participate in the Plan commencing on the first day of the calendar month following 30 days of continuous employment. All other employees of the Company shall be eligible to participate in the Plan after one year of service and 1,000 or more hours of service. Participating employees are eligible for a matching contribution after one year of service. A minimum age of twenty-one is required to become an active member.

                               CONTRIBUTIONS

                               Each participant may authorize the Company to reduce their compensation by any whole percentage ranging from 1% to 50%, subject to certain IRS limitations. For the year ended December 31, 2003, the Company matched 50% of participating employee contributions up to a maximum of 6% of compensation. Matching contributions for each plan year are at the sole discretion of the Board of Directors. Contributions are subject to certain limitations.

                               The Plan allows for catch-up contributions whereby participants age 50 and over may contribute to the Plan additional amounts above the IRS dollar limits for the year. The maximum catch-up contribution for 2003 is $2,000. This will increase every year until 2006 when it reaches $5,000.

                                DATASCOPE CORP.
                                401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN


                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================

                               PARTICIPANT ACCOUNTS

                               Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, and (b) plan earnings. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. Such forfeited amounts that were used to reduce company contributions during 2003 and 2002 were $85,275 and $92,068. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The participant directs the investment of his or her entire account.

                               VESTING

                               Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service as follows:


                               Years of Service               Vested Percentage
                               ------------------------------------------------
                               Less than 2 years                             0%
                               After 2 years, but less than 3               25%
                               After 3 years, but less than 4               50%
                               After 4 years, but less than 5               75%
                               After 5 years or more                       100%
                               ------------------------------------------------

                               PARTICIPANT LOANS

                               A participant may borrow from their vested accrued benefit. The minimum loan amount is $500 and the maximum loan permissible is one-half of the vested accrued benefit up to $50,000. Loans must be repaid in equal installments consisting of principal and interest over a period not to exceed five years, unless the loan is used to purchase a primary residence, in which case the maximum term is fifteen years.

                                DATASCOPE CORP.
                                401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN


                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================

                               The loans are secured by the participant's vested accrued benefit. Loans that exceed five years bear interest at a rate equal to the rate then being charged for FHA residential mortgages; interest for loans of five years or less are based on a rate of 1% above the prime commercial lending rate. Outstanding loans as of December 31, 2003 bear interest at rates of 5% to 10.5% and mature between January 2004 and October 2018.

                               PAYMENT OF BENEFITS

                               Upon termination of service, a participant with a balance below $5,000 will receive a lump sum amount equal to the value of their account. For balances that exceed $5,000, the participant may choose to either withdraw their balance or continue to maintain the balance in the Plan.


   2. SUMMARY OF               BASIS OF ACCOUNTING
      SIGNIFICANT
      ACCOUNTING
      POLICIES                 The financial statements of the Plan are prepared
                               using the accrual method of accounting.

                               VALUATION OF INVESTMENTS

                               The Plan's investments, which consist of mutual funds, Datascope common stock, and an interest income option, are stated at fair values, except for the interest income option, which is stated at contract value, as reported to the Plan by the Plan's trustee, New York Life Insurance Company ("New York Life"), which approximates fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.
                               The interest income option, which is invested exclusively in New York Life Insurance Company Anchor Account, is a pooled separate account. The Company stock is valued at its quoted market price.

                               Purchases and sales of securities are recorded on a trade-date basis.

                                DATASCOPE CORP.
                                401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN


                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================

                               USE OF ESTIMATES

                               The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates and assumptions.

                               ADMINISTRATIVE EXPENSES

                               It is expected that the Company will provide direct payment of all administrative expenses of the Plan.

                               BENEFITS

                               Benefits are recorded when paid.

                               RECLASSIFICATIONS

                               Certain items in the prior year financial statements have been reclassified to conform to the current year presentation.


   3. INVESTMENTS              The following investments represent 5% or more of
                               the net assets available for plan benefits at December 31, 2003 and 2002:


                                                                                  2003                 2002
                               -------------------------------------------------------------------------------
                               Eclipse Indexed Equity Fund                    $  6,155,991          $4,064,714
                               American Century Income & Growth Fund             9,105,061           6,398,732
                               Fidelity Magellan Fund                           11,965,468           8,962,396
                               Janus Twenty Fund                                 5,710,924           4,239,989
                               Datascope Corp. Stock Fund                        3,416,618           2,353,580
                               Franklin Small Mid-Cap Growth Fund I              5,024,767           2,861,824
                               New York Life Insurance Company Anchor
                                 Account                                        14,958,982          14,787,753
                               Eclipse Indexed Bond Fund                         4,032,097           4,259,385
                               ===============================================================================

                                DATASCOPE CORP.
                                401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN


                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================

                               During 2003 and 2002, the Plan's investments
                               (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $8,852,366 and $(8,693,071) as follows:

                                                                          2003                2002
                               ------------------------------------------------------------------------
                               Mutual funds                             $7,824,125         $(7,938,156)
                               Datascope Corp. common stock              1,028,241            (754,915)
                               ========================================================================

                               All earnings related to the New York Life
                               Insurance Company Anchor Account are reflected as interest income.


   4. PLAN TERMINATION         Although it has not expressed any intent to do
                               so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


   5. RECONCILIATION OF        The following is a reconciliation of net assets
      FINANCIAL                available for plan benefits per the financial
      STATEMENTS TO            statements at December 31, 2003 and 2002 to
      FORM 5500                Schedule H of Form 5500:



                                                                                  2003                2002
                               --------------------------------------------------------------------------------
                               Net assets available for plan benefits per
                                 the financial statement                       $63,218,573         $50,516,980
                               Less: Participants' and employer's
                                 contributions receivable                         (502,347)           (469,480)
                               --------------------------------------------------------------------------------
                               Net assets available for plan benefits per
                                 Schedule H of Form 5500                       $62,716,226         $50,047,500
                               ================================================================================

                                DATASCOPE CORP.
                                401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN


                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================

                               The following is a reconciliation of additions to assets attributed to contributions per the financial statements to Schedule H of Form 5500, for the year ended December 31, 2003.

                               --------------------------------------------------------------------------------
                               Additions to net assets attributed to contributions per the
                                 financial statements                                              $7,787,639
                               Less: Contributions receivable at December 31, 2003                   (502,347)
                               Add: Contributions receivable at December 31, 2002                     469,480
                               --------------------------------------------------------------------------------
                               Total contributions income per Schedule H of Form 5500              $7,754,772
                               ================================================================================

   6. TAX STATUS               In connection with new laws and regulations
                               enacted, the Company amended and restated the Plan through February 13, 2002. The Internal
                               Revenue Service has determined and informed the Company by letter dated July 26, 2002, that the Plan and related amendments qualifies for tax-exempt status under the applicable sections of the Internal Revenue Code. Therefore, no provisions for income taxes have been included in the Plan's financial statements.


   7. RELATED-PARTY            Certain plan investments are shares of mutual
      TRANSACTIONS             funds and a pooled separate account managed by
                               New York Life. New York Life is the trustee as defined by the Plan and therefore, transactions with respect to these investments qualify as party-in-interest transactions. In addition, certain plan investments are shares of Datascope common stock. Datascope Corp. is the sponsor of the Plan and, therefore, transactions with respect to Datascope Corp. common stock also qualify as party-in-interest transactions.

                                DATASCOPE CORP.
                                401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN


         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               AT END OF YEAR.

===============================================================================


                                                              EIN #: 13-2529596
                                                              Plan No. 002


 December 31, 2003
 -----------------------------------------------------------------------------------------------------------------------------
   (a)                     (b)                                    (c)                          (d)                 (e)
 -----------------------------------------------------------------------------------------------------------------------------
                                                       Description of investment,
                                                     including maturity date, rate of
           Identity of issue, borrower,                interest, collateral, par or                                 Current
              lessor or similar party                        maturity value                   Cost                   Value
 -----------------------------------------------------------------------------------------------------------------------------
    *     New York Life Insurance Company         14,958,982 shares in a pooled separate
             Anchor Account                          account, par value $1, no collateral
                                                     or maturity value                          a                $14,958,982
    *     Eclipse Indexed Bond Fund               367,892 shares of mutual funds,
                                                     no collateral or maturity value            a                  4,032,097
    *     Eclipse Indexed Equity Fund             240,281 shares of mutual funds,
                                                     no collateral or maturity value            a                  6,155,991
          American Century Income & Growth Fund   328,703 shares of mutual funds,
                                                     no collateral or maturity value            a                  9,105,061
          Fidelity Megellan Fund                  122,421 shares of mutual funds,
                                                     no collateral or maturity value            a                 11,965,468
          Janus Twenty Fund                       157,891 shares of mutual funds,
                                                     no collateral or maturity value            a                  5,710,924
          Franklin Small Mid-Cap Growth Fund I    166,273 shares of mutual funds,
                                                     no collateral or maturity value            a                  5,024,767
          GAM International Fund                  55,297 shares of mutual funds,
                                                     no collateral or maturity value            a                    920,702
    *     Datascope Corp. Stock Fund              89,853 shares Datascope common
                                                     stock, 190,895 shares cash reserves fund   a                  3,416,618
          Participants' loans, maturing January   Interest rates from 5% to 10.50%
             2004 through October 2018                                                                             1,425,616
 -----------------------------------------------------------------------------------------------------------------------------
                  TOTAL                                                                                          $62,716,226
 =============================================================================================================================


a - Information with respect to column (d) "Cost" is not included because the investments are participant directed under an individual account plan.

* Indicates party-in-interest to the Plan.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Datascope Corp. Benefits Committee, which administers the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan, has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 DATASCOPE CORP. 401(K) SAVINGS
                                 AND SUPPLEMENTAL RETIREMENT PLAN

June 25, 2004                    /s/Murray Pitkowsky
                                 ----------------------------------------------
                                 Murray Pitkowsky
                                 Member, Datascope Corp. Benefits Committee


June 25, 2004                    /s/ James Cooper
                                 ----------------------------------------------
                                 James Cooper
                                 Member, Datascope Corp. Benefits Committee


June 25, 2004                    /s/ Phyllis Payne
                                 ----------------------------------------------
                                 Phyllis Payne
                                 Member, Datascope Corp. Benefits Committee


June 25, 2004                    /s/ Fred Adelman
                                 ----------------------------------------------
                                 Fred Adelman
                                 Member, Datascope Corp. Benefits Committee

                                 DATASCOPE CORP.
                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                           ANNUAL REPORT ON FORM 11-K

                                  EXHIBIT INDEX
                                  -------------


Exhibit
-------

  1.           Consent of BDO Seidman, LLP